FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

2 October 2019
  HSBC HOLDINGS PLC

THIRD INTERIM DIVIDEND FOR 2019

On 2 October 2019, the Directors declared a third interim dividend in respect of 2019 of $0.10 per ordinary share. The ordinary shares in London, Hong Kong, Paris and Bermuda, and the American Depositary Shares ('ADSs') in New York, will be quoted ex-dividend on 10 October 2019. The dividend will be payable on 20 November 2019 to holders of record on 11 October 2019.

The dividend will be payable in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 11 November 2019. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 23 October 2019 and elections must be received by 7 November 2019.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 20 November 2019 to the holders of record on 11 October 2019. The dividend will be payable in US dollars or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 3 October 2019, 18 October 2019 and 21 November 2019.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 20 November 2019 to holders of record on 11 October 2019. The dividend of $0.50 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be sent to holders on or about 23 October 2019 and elections will be required to be made by 1 November 2019. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary.

Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar, the Hong Kong or Bermuda Branch Registrar should do so before 4.00pm local time on 11 October 2019 in order to receive the dividend.

Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 11 October 2019. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 10 October 2019.

Transfers of ADSs must be lodged with the depositary by 11.00am local time on 11 October 2019 in order to receive the dividend.

ADS dividend fee

In order to cover costs associated with the management of the American Depositary Receipt programme, which was previously covered by fees generated from issuance and cancellation, a dividend fee will be introduced on cash dividends paid on ADSs, in line with common market practice. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend. This will commence from the 2019 third interim cash dividend payment payable on 20 November 2019.

Dividend on preference shares

A quarterly dividend of $15.50 per 6.20% non-cumulative US dollar preference share, Series A ('Series A dollar preference share'), (equivalent to a dividend of $0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share), and £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2019 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a quarterly dividend be payable on 16 December 2019 to holders of record on 29 November 2019.

For and on behalf of
HSBC Holdings plc

Richard Gray
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Richard Gray
Title: Group Company Secretary

Date: 02 October 2019